Exhibit 99.13

CONSENT OF MUSTAFA ATALAY

This consent is provided in connection with the filing of the Annual Report on Form 40-F (the "Annual Report") of EMX Royalty Corporation (the "Company") with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto, and any documents incorporated by reference therein (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2021 (the "AIF"), and the Company's Management Discussion and Analysis for the year ended December 31, 2021 (the "MD&A").

I hereby consent to the use  and reference of my name, in the technical report entitled "Gediktepe Project - Balıkesir Province, Turkey, NI 43-101 Royalty Technical Report " dated March 21, 2022 (the "Technical Report") and the information derived from the Technical Report, in the Annual Report, the AIF and the MD&A, each for the year ended December 31, 2021, and all other references to such information included or incorporated by reference in the Annual Report. I also hereby consent to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-213709) of the references to my name included in the Annual Report as filed with the SEC.

Date:  March 21, 2022

/s/ Mustafa Atalay
MUSTAFA ATALAY, M.Sc., CPG.
DAMA Engineering Inc.